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19006130

-5(e)(3)

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FEB 28 2019

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SEC FILE NUMBER
8-69831

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2018** AND ENDING **December 31, 2018**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Integral Equities Research, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1765 Elston Avenue, Suite 209
(No. and Street)

Chicago (City) | Illinois (State) | 60642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Harpel | (717) 249-8803 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 (Address) | Chicago (City) | Illinois (State) | 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

OATH OR AFFIRMATION

I, Philip Michael Eaves, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Equities Research, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

State of FL County of Cook
Subscribed and sworn to (or affirmed) before me on this 19 day of Feb, 2019 by Phil Eaves proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Notary Signature

WILLIAM T MCNEILL
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 29, 2022

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Integral Equities Research LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Integral Equities Research LLC (the Company) as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Integral Equities Research LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integral Equities Research LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Integral Equities Research LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Integral Equities Research LLC's auditor since 2016.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Integral Equities Research LLC's financial statements. The supplemental information is the responsibility of Integral Equities Research LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 14, 2019

Integral Equities Research LLC

Statement of Financial Condition

For the Year ended December 31, 2018

Assets		
Cash	$	306,067
Due from broker		110,965
Other assets		10,000
Total assets		427,032

Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses		14,700
Due to affiliates		9,589
Total liabilities		24,289
Member's equity		402,743
Total liabilities and member's equity	$	427,032

See accompanying notes.

Integral Equities Research LLC

Statement of Operations

For the Year Ended December 31, 2018

Revenues	
Interest	$ 26,394
Total Revenues	26,394
Expenses	
Compensation and benefits	99,568
Professional fees	100,930
Exchange and ECN Costs	33,850
Occupancy	15,000
Technology and communications	3,310
Regulatory fees	291
Miscellaneous Expense	6,122
Total Expenses	259,071
Net loss	$ (232,677)

See accompanying notes.

Integral Equities Research LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2018

Balance, January 1, 2018	$	1,931,420
Member's capital distributions		(1,296,000)
Net loss		(232,677)
Balance, December 31, 2018	$	402,743

See accompanying notes.

Integral Equities Research LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(232,677)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in operating assets and liabilities: Increase (decrease) in operating liabilities:		
Due from broker		1,388,070
Accounts Payable		12,200
Due to affiliates		(47,410)
Net cash provided by operating activities		1,120,183
Cash flows from financing activities:		
Member's capital distributions		(1,296,000)
Net cash used in financing activities		(1,296,000)
Net decrease in cash		(175,817)
Cash, beginning of period		481,884
Cash, end of period	$	306,067

See accompanying notes.

INTEGRAL EQUITIES RESEARCH LLC

Notes to Financial Statements

December 31, 2018

1. Organization and Business

Integral Equities Research LLC, (the "Company"), a Delaware limited liability company, was organized on August 1, 2016 and is a wholly owned subsidiary of Integral Technology LLC. The Company is registered with the Securities and Exchange Commission as a broker-dealer and was approved as a participant firm of the Chicago Stock Exchange Inc. ("CHX") on October 3, 2017. The Company operates as a proprietary trading firm to trade securities for its own account. As of December 31, 2018 the Company withdrew as a participant firm from CHX.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Fair Value
Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition
Revenue and related expenses are recognized on the accrual basis and securities transactions, if any, are recorded on the trade date basis.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company is organized in the State of Delaware as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have no material impact on its financial statements.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

3. Receivables from Clearing Brokers

Receivables from clearing brokers consist of margin accounts, which represent cash deposits and equivalents. At December 31, 2018, receivables from clearing brokers consisted solely of cash deposits and cash equivalents.

4. Clearing Agreement

The Company has established a joint back office arrangement with ABN AMRO Clearing Chicago, LLC pursuant to Regulation T Section 220.7. Pursuant to Regulation T, the Company purchased Class A Preferred Interest of ABN AMRO Clearing Chicago, LLC. This interest is included in other assets on the balance sheet.

5. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. At December 31, 2018, the Company had not entered into any agreements that would include such guarantees.

6. Concentration of Credit Risk and Off-Balance Sheet Risk

As of December 31, 2018, the Company did not enter into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company maintains its cash at a high credit quality financial institution fully insured by the Federal Deposit Insurance Corporation. The balance regularly exceeds the insured limit of $250,000.

At December 31, 2018, a significant credit concentration of approximately $110,965 existed with the Company's clearing broker. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business. Management believes the Company is not exposed to any significant credit risk.

7. Financial Instruments

FASB ASC 815, Derivatives and Hedging requires qualitative disclosures about objectives and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of FASB ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for FASB ASC 815 hedge accounting treatment.

8. Fair Value Measurements and Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

8. Fair Value Measurements and Disclosures (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company held no Level 1, Level 2 or Level 3 investments at December 31, 2018.

9. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, and requires the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2018 the Company had net capital of $392,743 which was $292,743 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company does not carry customer accounts and accordingly, is exempt from the provisions of SEC Rule 15c3-3 based on section (k)(2)(i) .

10. Related Party Transactions

On January 1, 2017 the Company entered into an expense sharing agreement, the Services Agreement, with Integral Technology LLC ("Integral Tech"), the sole member of the Company. Under the Services Agreement Integral Tech will provide certain services to the Company and the Company will reimburse Integral Tech for the costs of those services. These expenses include personnel, occupancy, technology and back office services. During 2018, the Company recorded $126,568 of expenses related to the Services Agreement, which is included in the Statement of Operations.

Under the Services Agreement, Integral Tech may act as payment agent for direct cost of the Company. The Company reimburses Integral Tech for these costs. As of December 31, 2018 the Company owed Integral Tech $9,589.

11. Contingencies

The Company may from time to time be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. The outcome of such matters cannot be predicted with certainty. At December 31, 2018, the Company had no open proceedings.

12. Subsequent Events

On February 1, 2019 the Company filed a broker-dealer withdrawal form BDW and will no longer be operating as a registered broker-dealer under the Securities and Exchange Act of 1934 or as a member of FINRA. The Company's management has evaluated events and transactions through February 14, 2019, the date the financial statements were issued, noting no other material events requiring disclosure in the Company's financial statements.

Supplemental Schedules

Integral Equities Research LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

For the Year Ended December 31, 2018

Member's equity		
Member's equity qualified for net capital	$	402,743
Subordinated liabilities		
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		402,743
Nonallowable assets and miscellaneous capital charges		
Other assets		10,000
Net capital	$	392,743
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable and accrued expenses	$	14,700
Due to affiliates		9,589
	$	24,289
Minimum net capital required (the greater of $100,000 or 6 and 2/3 % of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirements	$	292,743
Ratio of aggregate indebtedness to net capital		0.06
Ratio of debt to debt-equity total		0.0000

Note : There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report part IIA of form X-17A-5 as of December 31, 2018.

Integral Equities Research LLC

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

For the Year Ended December 31, 2018

The Company is exempt from reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Integral Equities Research LLC,

We have reviewed management's statements, included in the accompanying Integral Equities Research LLC Exemption Report, in which (1) Integral Equities Research LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 14, 2019

Integral | Integral Equities Research LLC | 1765 N Elston Av, Suite 209, Chicago, IL 60642

Integral Equities Research, LLC

Exemption Report

Integral Equities Research LLC (the "Company") (SEC file number 8-69831), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Integral Equities Research, LLC

I, Philip Michael Eaves, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

CEO

February 14, 2019